# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sabre Corporation, CIK 0001597033
CUSIP: 78573M104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3150 Sabre Drive, Southlake, Texas (TX), 76092
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001172661-26-001341
Filed by CIK 0002056819

## Reporting persons
- Arini Capital Management Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 36,608,248; sole dispositive power 0; shared dispositive power 36,608,248; aggregate amount beneficially owned 36,608,248 (9.26% of the class)
  Comment: Arini Capital Management Limited ("ACM"), a United Kingdom private limited company, is the principal investment manager to a number of private funds and discretionary accounts (collectively, the "Accounts")
- Arini Capital Management US LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 36,608,248; sole dispositive power 0; shared dispositive power 36,608,248; aggregate amount beneficially owned 36,608,248 (9.26% of the class)
  Comment: Arini Capital Management US LLC ("ACM US"), a Delaware limited liability company, is a sub-advisor to ACM and the Accounts.
- Arini Credit Master Fund Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 35,143,918; sole dispositive power 0; shared dispositive power 35,143,918; aggregate amount beneficially owned 35,143,918 (8.89% of the class)
  Comment: Arini Credit Master Fund Limited ("ACMF"), a Cayman Islands exempted company. ACM is the investment advisor to ACMF, with ACM US acting as sub-advisor.
- Squarepoint Diversified Partners Fund 7 Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,464,330; sole dispositive power 0; shared dispositive power 1,464,330; aggregate amount beneficially owned 1,464,330 (0.37% of the class)
  Comment: Squarepoint Diversified Partners Fund 7 Limited ("DIV7"), a Cayman Islands exempted company. Squarepoint Ops LLC is the principal investment manager to DIV7, ACM is the sub-advisor to DIV7 and holds investment discretion for DIV7, with ACM US being a sub-sub-advisor.
- Arini Capital Management Holdings (Jersey) Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 36,608,248; sole dispositive power 0; shared dispositive power 36,608,248; aggregate amount beneficially owned 36,608,248 (9.26% of the class)
  Comment: Arini Capital Management Holdings (Jersey) Limited ("ACMH"), a Jersey company. ACMH is the sole owner of ACM.
- Hamza M. Lemssouguer: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 36,608,248; sole dispositive power 0; shared dispositive power 36,608,248; aggregate amount beneficially owned 36,608,248 (9.26% of the class)
  Comment: Hamza Lemssouguer is the Founder and CIO of ACM. Hamza Lemssouguer is the sole owner of ACMH.

## Item 1. Issuer
Name of issuer: Sabre Corporation
Address of issuer's principal executive offices: 3150 Sabre Drive, Southlake, TX 76092

## Item 2. Person Filing
Name of person filing: Arini Capital Management Limited
Address of principal business office or, if none, residence: 2 Park Street, 2nd & 3rd Floors, London, UK W1K 2HX
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 36,608,248
Percent of class: 9.26%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 36,608,248
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 36,608,248

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
ACM serves as the principal investment manager to the Accounts and thus may be deemed beneficial owners of the Ordinary Shares in the Accounts managed by ACM and/or ACM US. ACMH serves as the sole owner of ACM. As such, ACMH may be deemed to control ACM and, therefore, may be deemed to be the beneficial owners of the Ordinary Shares reported in this Schedule 13G. Hamza Lemssouguer is the sole owner of ACMH, and, for purposes of this Schedule 13G, may be deemed a beneficial owner of the Ordinary Shares reported herein.

The percentages reported in this Schedule 13G have been calculated based on 395,165,033 Class A ordinary shares, as set forth in the Issuer's 10-K filed with the SEC on February 18, 2026.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 6

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Arini Capital Management Limited: /s/ Hamza Lemssouguer, Hamza Lemssouguer, Founder and Chief Investment Officer (05/15/2026)
- Arini Capital Management US LLC: /s/ Hamza Lemssouguer, Hamza Lemssouguer, Founder and Chief Investment Officer (05/15/2026)
- Arini Credit Master Fund Limited: /s/ Hamza Lemssouguer, Hamza Lemssouguer, Founder and Chief Investment Officer (05/15/2026)
- Squarepoint Diversified Partners Fund 7 Limited: /s/ Hamza Lemssouguer, Hamza Lemssouguer, Founder and Chief Investment Officer (05/15/2026)
- Arini Capital Management Holdings (Jersey) Limited: /s/ Hamza Lemssouguer, Hamza Lemssouguer, Founder and Chief Investment Officer (05/15/2026)
- Hamza M. Lemssouguer: /s/ Hamza Lemssouguer, Hamza Lemssouguer, Founder and Chief Investment Officer (05/15/2026)